Supplement dated March 6, 2002
                      To Prospectus Dated October 24, 2001

On March 6,  2002,  Agway  Inc.  ("Agway"),  the owner of 100% of the  equity of
Telmark LLC ("Telmark"), announced its intention to pursue the sale of Telmark to a third party as part of a plan that would have Agway focus on fewer businesses. Agway has retained the investment banking firm Goldman, Sachs & Co. to assist in pursuing a sale transaction.

At this stage, the impact, if any, of a change of control of Telmark on its financial condition, results of operation or outstanding securities cannot be predicted. However, if Agway is successful in finding a buyer for Telmark, such buyer might change the operations and capital structure of Telmark. In particular, a buyer may have different financing needs than Telmark currently has or may have available to it lower-cost financing alternatives than those currently available to Telmark. As a result, a buyer might replace some or all of Telmark's sources of capital, which could involve redeeming outstanding debentures in accordance with their terms.

In anticipation of a possible sale, Telmark has determined that, effective as of March 6, 2002, it will no longer offer or issue debentures to the public, other than pursuant to the interest reinvestment option of the debentures. Under that option, debenture holders may elect to receive interest on debentures either in cash or in the form of additional principal on the debentures. However, once a debenture reaches maturity, the holder will not be permitted to invest the proceeds in additional debentures.

If you have elected, or are considering making or discontinuing an election related to the interest reinvestment option, you should consider the foregoing matters. For a complete description of the interest reinvestment option, please refer to page 16 of the Prospectus.